Pricing Term Sheet	Free Writing Prospectus
dated as of March 17, 2010	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated March 16, 2010 to the
Prospectus dated April 11, 2007
File No. 333-142044
The Hartford Financial Services Group, Inc.
Concurrent Offerings of
52,252,252 Shares of Common Stock, par value $0.01 per Share
(the “common stock offering”)
and
20,000,000 Depositary Shares
Each Representing a 1/40th Interest in a Share of
7.25% Mandatory Convertible Preferred Stock, Series F
(the “depositary shares offering”)
The information in this pricing term sheet relates only to the common stock offering and the depositary shares offering and should be read together with (i) the preliminary prospectus supplement dated March 16, 2010 relating to the common stock offering (the “common stock preliminary prospectus supplement”, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated March 16, 2010 relating to the depositary shares offering (the “depositary shares preliminary prospectus supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated April 11, 2007, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-142044. Neither the common stock offering nor the depositary shares offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the common stock preliminary prospectus supplement or the depositary shares preliminary prospectus supplement, as applicable.

Issuer:	The Hartford Financial Services Group, Inc.

Ticker / Exchange for common stock:	HIG / The New York Stock Exchange (“NYSE”)

Trade date:	March 18, 2010.

Settlement date:	March 23, 2010 (T + 3).

Common Stock Offering

Common stock offered:	52,252,252 shares of the Issuer’s common stock, par value $0.01 per share (the “common stock”)

Option for underwriters to purchase additional shares of common stock:	7,837,837 additional shares

Last reported sale price of common stock on NYSE on March 17, 2010:	$28.58 per share of common stock

Public offering price:	$27.75 per share / $1,450 million total, subject to the underwriters’ option to purchase additional shares.

Underwriting discount:	$0.888 per share / $46.4 million total, subject to the underwriters’ option to purchase additional shares.

Proceeds, before expenses, to the Issuer:	$26.862 per share / $1,403.6 million total, subject to the underwriters’ option to purchase additional shares.

Common stock to be outstanding after the depositary shares offering and the common stock offering:	436,380,790 shares (based on the number of shares of the common stock outstanding as of February 15, 2010, and excluding, among other things, shares reserved for issuance under certain compensation plans and certain outstanding contracts, and including the 52,252,252 shares offered in the common stock offering, assuming no exercise of the underwriters’ option to purchase additional shares in the common stock offering). See “Capitalization” in the common stock preliminary prospectus supplement.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan

Joint Lead Managers:	Citi and Wells Fargo Securities

Senior Co-Managers:	BofA Merrill Lynch; Credit Suisse and Morgan Stanley

Junior Co-Managers:	Barclays Capital; BNY Mellon Capital Markets, LLC; Deutsche Bank Securities; Piper Jaffray & Co.; SunTrust Robinson Humphrey and UBS Investment Bank

CUSIP / ISIN:	416515104 / US4165151048

Additional document incorporated by reference:	Current Report on Form 8-K dated March 17, 2010.

Depositary Shares Offering

Depositary shares offered:	20,000,000 depositary shares, each of which represents a 1/40th interest in a share of the Issuer’s 7.25% Mandatory Convertible Preferred Stock, Series F (“mandatory convertible preferred stock”). At the consummation of the depositary shares offering, the Issuer will issue 500,000 shares of mandatory convertible preferred stock, subject to the underwriters’ option to purchase additional depositary shares.

Option for underwriters to purchase additional depositary shares:	3,000,000 additional depositary shares (corresponding to 75,000 additional shares of the mandatory convertible preferred stock).

Public offering price:	$25 per depositary share / $500,000,000 million total, subject to the underwriters’ option to purchase additional depositary shares.

Underwriting discount:	$0.75 per depositary share / $15 million total, subject to the underwriters’ option to purchase additional depositary shares.

Proceeds, before expenses, to the Issuer:	$24.25 per depositary share / $485,000,000 million total, subject to the underwriters’ option to purchase additional depositary shares.

Dividends:	7.25% on the liquidation amount of $1,000 for each share of mandatory convertible preferred stock per year (equivalent to $72.50 per annum per share of mandatory convertible preferred stock, corresponding to

$1.8125 per annum per depositary share). The dividend payable on the first dividend payment date, if declared, is expected to be $19.7361 per share of mandatory convertible preferred stock and on each subsequent dividend payment date, if declared, is expected to be $18.1250 per share of mandatory convertible preferred stock (equivalent to $0.4934 and $0.4531, respectively, per depositary share).

On the final dividend payment date or any earlier conversion date, the Issuer may pay dividends in cash, shares of the common stock or a combination thereof, at its election and subject to the share cap. The “share cap” is an amount per share equal to the product of (i) 2 and (ii) the maximum conversion rate, subject to adjustment as described in the depositary shares preliminary prospectus supplement. If the Issuer elects not to pay any dividends prior to the mandatory conversion date, and to pay accrued and unpaid dividends on the mandatory conversion date solely in shares of the common stock, and if the average VWAP of the common stock for the relevant measurement period is less than $6.27, the shares of the common stock that a holder of depositary shares will receive will have a value that is less than the amount of such accrued and unpaid dividends.

Dividend payment dates:	If declared, January 1, April 1, July 1 and October 1 of each year, commencing on July 1, 2010 and ending on April 1, 2013.

Mandatory conversion date:	April 1, 2013.

Initial price:	$27.75.

Threshold appreciation price:	$33.857, which represents an appreciation of approximately 22% over the initial price.

Conversion rate per share of mandatory convertible preferred stock:	The conversion rate for each share of mandatory convertible preferred stock will not be more than 36.036 shares of the common stock and not less than 29.536 shares of the common stock (respectively, the “maximum conversion rate” and “minimum conversion rate”) (and, correspondingly, the conversion rate for each depositary share will not be more than 0.9009 shares of the common stock and not less than 0.7384 shares of the common stock).

The following table illustrates the conversion rate per share of the mandatory convertible preferred stock, subject to adjustment as described in the depositary shares preliminary prospectus supplement, based on the applicable market value of the common stock on the mandatory conversion date:

Applicable Market Value on the Mandatory Conversion Date	Conversion Rate per Share of Mandatory Convertible Preferred Stock

Less than or equal to $27.75 Greater than $27.75 and less than $33.857	36.036 shares of common stock $1,000, divided by the applicable market value

Equal to or greater than the threshold appreciation price, or $33.857	29.536 shares of common stock

If the applicable market value of the common stock exceeds the threshold appreciation price, the value of the common stock received by the holder of a depositary share upon conversion will be approximately 81.96% of the value of the common stock that could be purchased with $25 in the concurrent common stock offering.

The following table illustrates the conversion rate per depositary share, subject to adjustment as described in the depositary shares preliminary prospectus supplement, based on the applicable market value of the common stock on the mandatory conversion date:

Applicable Market Value on the Mandatory Conversion Date	Conversion Rate per Depositary Share

Less than or equal to $27.75	0.9009 shares of common stock

Greater than $27.75 and less than $33.857	$25, divided by the applicable market value

Equal to or greater than the threshold appreciation price, or $33.857	0.7384 shares of common stock

Optional conversion:	At any time prior to March 15, 2013, other than during the fundamental change conversion period, a holder of mandatory convertible preferred stock may elect to convert such holder’s shares of mandatory convertible preferred stock at the minimum conversion rate of 29.536 shares of the common stock per share of mandatory convertible preferred stock (equivalent to 0.7384 shares of the common stock per depositary share), subject to adjustment as described in the depositary shares preliminary prospectus supplement. Because each depositary share represents a 1/40th fractional interest in a share of mandatory convertible preferred stock, a holder of depositary shares may only convert its depositary shares in lots of 40 depositary shares.

Common stock to be outstanding after the depositary shares offering and the common stock offering:	436,380,790 shares (based on the number of shares of the common stock outstanding as of February 15, 2010, and excluding, among other things, shares reserved for issuance under certain compensation plans and certain outstanding contracts, and including the 52,252,252 shares offered in the common stock offering, assuming no exercise of the underwriters’ option to purchase additional shares in the common stock offering). See “Capitalization” in the depositary shares preliminary prospectus supplement.

Fundamental change:	The following table sets forth the fundamental change conversion rate per share of mandatory convertible preferred stock based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price on Effective Date
Effective Date	$5.00	$10.00	$15.00	$20.00	$25.00	$27.75	$30.00	$33.86	$35.00	$40.00	$50.00	$60.00	$75.00	$100.00
March 23, 2010	71.178	52.425	44.724	40.098	37.146	36.036	35.257	34.278	34.046	33.257	32.359	31.883	31.458	31.016
July 1, 2010	68.559	51.306	44.144	39.714	36.829	35.706	34.972	34.012	33.786	33.023	32.173	31.732	31.338	30.923
October 1, 2010	65.841	50.117	43.520	39.304	36.492	35.388	34.667	33.727	33.508	32.772	31.972	31.568	31.208	30.820
January 1, 2011	63.075	48.899	42.895	38.907	36.165	35.077	34.366	33.443	33.228	32.518	31.768	31.400	31.073	30.713
April 1, 2011	60.252	47.638	42.258	38.516	35.844	34.768	34.064	33.154	32.944	32.257	31.557	31.227	30.931	30.600
July 1, 2011	57.387	46.344	41.621	38.151	35.545	34.476	33.773	32.868	32.661	31.994	31.343	31.050	30.785	30.483
October 1, 2011	54.479	45.011	40.980	37.817	35.278	34.205	33.495	32.586	32.380	31.727	31.125	30.868	30.633	30.361
January 1, 2012	51.524	43.630	40.323	37.518	35.049	33.961	33.234	32.305	32.097	31.453	30.900	30.679	30.472	30.233
April 1, 2012	48.520	42.195	39.630	37.255	34.872	33.754	32.994	32.023	31.809	31.165	30.663	30.479	30.302	30.100
July 1, 2012	45.469	40.710	38.883	37.037	34.783	33.611	32.791	31.740	31.512	30.855	30.411	30.265	30.121	29.963
October 1, 2012	42.373	39.182	38.047	36.864	34.856	33.597	32.661	31.445	31.189	30.504	30.140	30.035	29.930	29.822
January 1, 2013	39.230	37.622	37.083	36.642	35.239	33.878	32.687	31.074	30.757	30.054	29.843	29.789	29.734	29.679
April 1, 2013	36.036	36.036	36.036	36.036	36.036	36.036	33.333	29.536	29.536	29.536	29.536	29.536	29.536	29.536
The exact stock price and effective date may not be set forth on the table, in which case:
•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $100.00 per share (subject to adjustment as described in the depositary shares preliminary prospectus supplement), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment as described in the depositary shares preliminary prospectus supplement; and

•	if the stock price is less than $5.00 per share (subject to adjustment as described in the depositary shares preliminary prospectus supplement) (the “minimum stock price”), then the fundamental change conversion rate will be determined (a) as if the stock price equaled the minimum stock price and (b) if the effective date is between two dates on the table, using straight-line interpolation, as described in the depositary shares preliminary prospectus supplement, subject to adjustment.
The following table sets forth the fundamental change conversion rate per depositary share based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price on Effective Date
Effective Date	$5.00	$10.00	$15.00	$20.00	$25.00	$27.75	$30.00	$33.86	$35.00	$40.00	$50.00	$60.00	$75.00	$100.00
March 23, 2010	1.7794	1.3106	1.1181	1.0025	0.9286	0.9009	0.8814	0.8569	0.8511	0.8314	0.8090	0.7971	0.7864	0.7754
July 1, 2010	1.7140	1.2826	1.1036	0.9929	0.9207	0.8926	0.8743	0.8503	0.8446	0.8256	0.8043	0.7933	0.7835	0.7731
October 1, 2010	1.6460	1.2529	1.0880	0.9826	0.9123	0.8847	0.8667	0.8432	0.8377	0.8193	0.7993	0.7892	0.7802	0.7705
January 1, 2011	1.5769	1.2225	1.0724	0.9727	0.9041	0.8769	0.8591	0.8361	0.8307	0.8129	0.7942	0.7850	0.7768	0.7678
April 1, 2011	1.5063	1.1910	1.0564	0.9629	0.8961	0.8692	0.8516	0.8288	0.8236	0.8064	0.7889	0.7807	0.7733	0.7650
July 1, 2011	1.4347	1.1586	1.0405	0.9538	0.8886	0.8619	0.8443	0.8217	0.8165	0.7998	0.7836	0.7762	0.7696	0.7621
October 1, 2011	1.3620	1.1253	1.0245	0.9454	0.8820	0.8551	0.8374	0.8146	0.8095	0.7932	0.7781	0.7717	0.7658	0.7590
January 1, 2012	1.2881	1.0908	1.0081	0.9380	0.8762	0.8490	0.8309	0.8076	0.8024	0.7863	0.7725	0.7670	0.7618	0.7558
April 1, 2012	1.2130	1.0549	0.9907	0.9314	0.8718	0.8438	0.8248	0.8006	0.7952	0.7791	0.7666	0.7620	0.7575	0.7525
July 1, 2012	1.1367	1.0177	0.9721	0.9259	0.8696	0.8403	0.8198	0.7935	0.7878	0.7714	0.7603	0.7566	0.7530	0.7491
October 1, 2012	1.0593	0.9795	0.9512	0.9216	0.8714	0.8399	0.8165	0.7861	0.7797	0.7626	0.7535	0.7509	0.7483	0.7456
January 1, 2013	0.9807	0.9405	0.9271	0.9161	0.8810	0.8469	0.8172	0.7768	0.7689	0.7514	0.7461	0.7447	0.7433	0.7420
April 1, 2013	0.9009	0.9009	0.9009	0.9009	0.9009	0.9009	0.8333	0.7384	0.7384	0.7384	0.7384	0.7384	0.7384	0.7384

Because each depositary share represents a 1/40th fractional interest in a share of mandatory convertible preferred stock, a holder of depositary shares may only convert its depositary shares upon the occurrence of a fundamental change in lots of 40 depositary shares.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan

Joint Lead Managers:	BofA Merrill Lynch and Morgan Stanley

Senior Co-Managers:	Citi; Credit Suisse and Wells Fargo Securities

Junior Co-Managers:	BB&T Capital Markets; BNY Mellon Capital Markets, LLC; Deutsche Bank Securities; RBS; UBS Investment Bank and U.S. Bancorp Investments, Inc.

Listing:	The Issuer will apply to list the depositary shares on the New York Stock Exchange, and expects trading on the New York Stock Exchange to begin within 30 days of the initial issuance of the depositary shares.

CUSIP / ISIN:	416515708 / US4165157086

Rating:	Standard & Poor’s: BB; Moody’s: (P)Ba2

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings are subject to revision or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

Additional document incorporated by reference:	Current Report on Form 8-K dated March 17, 2010.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the common stock preliminary prospectus supplement or the depositary shares preliminary prospectus supplement, as the case may be, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from sales representatives of Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, New York 10004, telephone (212) 902-1171 or toll-free (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com; and J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245; telephone: (718) 242-8002.
This communication should be read in conjunction with the common stock preliminary prospectus supplement or the depositary shares preliminary prospectus supplement, as the case may be, and the accompanying prospectus. The information in this communication supersedes the information in the common stock preliminary prospectus supplement or the depositary shares preliminary prospectus supplement, as the case may be, and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

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